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SECURI 08033245 MISSION

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SEC FILE NUMBER
8-3149

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 AND ENDING 9/30/08*

SEC Mail Processing Section
DEC 02 2008
Washington, DC
111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(No. and Street)

One California Street	**San Francisco**	**California**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 18 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, **Mitchell H. Gage**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Stone & Youngberg LLC**, as of and for the year ending September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CARLA J. CAMPODONICO
Commission # 1820395
Notary Public - California
San Francisco County
My Comm. Expires Oct 30, 2012

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
x	(f)	Statement of Changes in Subordinated Liabilities.
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE & YOUNGBERG LLC

(SEC ID. NO. 8-3149)

Statement of Financial Condition
as of September 30, 2008 and
Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stone & Youngberg LLC

We have audited the accompanying Statement of Financial Condition of Stone & Youngberg LLC (the Firm) as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Firm as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
November 21, 2008

STONE & YOUNGBERG LLC

BALANCE SHEET AS OF SEPTEMBER 30, 2008

ASSETS

CASH		$ 969,588
SECURITIES OWNED:		
Marketable, at market value	$ 48,863,335	
Non-marketable, at estimated fair value	7,653,358	56,516,693
SECURED DEMAND NOTES RECEIVABLE		2,115,000
FIXED ASSETS, net of accumulated depreciation and amortization of $5,323,324		1,732,093
OTHER ASSETS		3,191,938
Total Assets		$ 64,525,312

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO CLEARING ORGANIZATION	$ 12,259,852
ACCOUNTS PAYABLE & ACCRUED EXPENSES	17,766,301
SECURITIES SOLD, NOT YET PURCHASED, at market value	7,126,674
PAYABLE TO STONE & YOUNGBERG HOLDINGS LLC	423,708
SECURED DEMAND NOTES PAYABLE	2,115,000
Total Liabilities	39,691,535
MEMBER'S EQUITY	24,833,777
Total Liabilities & Member's Equity	$ 64,525,312

The accompanying notes are an integral part of this financial statement.

STONE & YOUNGBERG LLC

NOTES TO STATEMENT OF FINANICAL CONDITION

YEAR ENDED SEPTEMBER 30, 2008

Organization and Significant Accounting Policies

The Firm - Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Firm is wholly owned by Stone & Youngberg Holdings LLC ("Holdings"), a Delaware limited liability company. Holdings is also the owner of S&Y Asset Management LLC and S&Y Financial Services Group LLC, and the Managing Member of S&Y Capital Group LLC, collectively "the affiliated companies".

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of non-marketable securities, depreciation and amortization and expense allocations. Actual results could differ from those estimates.

Cash - Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At September 30, 2008, the Company had approximately $681,040 in excess of FDIC insured limits, respectively.

Securities Owned and Securities Sold, Not Yet Purchased – Marketable securities owned and securities sold, not yet purchased, are reported at quoted market prices as of September 30, 2008. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security at prevailing prices.

Non-marketable securities owned include investment securities which are not actively traded. The Firm may also own securities that are restricted from sale until certain conditions are satisfied. Non-marketable securities owned are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, relative volume owned versus market averages, and current purchases and sales of the same or similar investments by other investors. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had an active market existed for the securities and the differences could be material.

Income Taxes - Income taxes are paid by the individual member; therefore, no provision for such taxes has been made in the balance sheet.

Securities Transactions - All transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

Fixed Assets - Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method, which materially represents the results of using the straight-line method. Amortization of leasehold improvements is computed using an accelerated depreciation method over the shorter of the lease term or the estimated useful lives of the improvements.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2008, consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and Municipal Obligations	$26,799,473	$289,313
Corporate Bonds, Debentures and Notes	4,212,508	2,010
Obligations of U.S. Government	16,760,489	6,831,633
Stock and Funds	1,090,865	3,718
Total	$48,863,335	$7,126,674

Non-marketable securities owned at estimated fair value of $7,653,358 as of September 30, 2008 consist of state and municipal obligations.

Included in marketable securities owned are securities pledged as collateral for letters of credit related to leases for office space and for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2008 was $775,000.

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. The Firm is charged 50 basis points over the Federal Funds rate on the payable balance. The Firm had a payable to the clearing organization of $12,259,852 at September 30, 2008.

Subordinated Borrowings

The Firm has entered into secured demand note agreements with various members from Holdings. Borrowings under secured demand note collateral agreements of $2,115,000 are due February 2009, pay interest at 8% and are secured by securities and cash with a market value at September 30, 2008 of $2,390,996. The secured demand notes receivable are also due February 2009. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2008:

Equipment	$2,505,654
Furniture	2,347,186
Leasehold Improvements	2,202,577
	$7,055,417
Less: Accumulated depreciation and amortization	(5,323,324)
	$1,732,093

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of adopting FAS 157.

Member's Equity

The Firm is wholly owned by Holdings. Member's equity at September 30, 2008 includes equity of $24,801,258 and undistributed earnings of $32,519. Any withdrawals of member's equity require the approval of the FINRA.

Under the Firm's compensation plan (the "Plan"), certain employees are granted awards consisting of capital account balances in Holdings. The awards granted are subject to a cliff vesting period from the date of issuance or related to the achievement of certain performance measurements by a predetermined period. Employee compensation expense for the Plan is recorded on a straight-line basis over the vesting period or on a straight-line basis over the period until certain performance criteria are estimated to be achieved. Such compensation expense is included in employee compensation expense since it is incentive compensation issued exclusively to employees of the Firm. As of September 30, 2008, the Firm has $825,000 in grants outstanding with $409,044 recorded in member's equity.

Related Party Transactions

The Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliates. The Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliates. Charges the Firm allocated to its affiliates on a monthly basis were determined based on headcount and estimated utilization of the Firm's time and resources. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the affiliates are reasonable.

The Firm maintains an inter-company relationship with Holdings recorded as payable to Stone & Youngberg Holdings LLC. Charges for the services allocated to affiliates are charged against that account. The balance in the payable to Stone & Youngberg Holdings LLC was $423,708, with an associated interest rate of 7% at September 30, 2008

The Firm occasionally extends forgivable loans to its employees. The principal amount of these loans, plus interest, is forgiven over a pre-determined period subject to continued employment with the Firm. The forgivable loans outstanding to employees at September 30, 2008 were $1,600,857 and have vesting periods ranging from five to seven years.

The Firm occasionally conducts securities transactions with affiliated entities. During the year, the Firm sold to an affiliate at fair value $2,000,000 of marketable securities and $1,370,000 of non-marketable securities.

Benefit Plan

The Firm has a 401(k) plan for eligible employees who have met certain service requirements.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the FINRA, including the SEC's "Net Capital Rule," which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2008, the Firm's net capital ratio was 1.01 to 1 and net capital as computed was $17,566,768 which exceeded the SEC's requirement of $1,184,421 by $16,382,347.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade-date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2008 and were subsequently settled had no material effect on the balance sheet as of that date.

The Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the financial statements at September 30, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2008.

The Firm is obligated under leases for office space and certain equipment at September 30, 2008. Minimum annual lease payments under such leases are due in the following years ending September 30:

2009	$ 3,590,284
2010	3,444,979
2011	3,127,653
2012	2,715,977
2013	2,183,050
Thereafter	790,903
Total	$15,852,846

The leases for office space contain some escalation provisions and renewal options.

Legal Contingencies

The Firm is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including securities underwriting claims. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Firm.

In addition to the legal matters referred to above, the Firm has been named in several pending litigation claims related to the sale of investments in a hedge fund managed by an affiliate of the Firm. The Firm believes that the claims are without merit, it intends to vigorously defend its position and it has retained litigation counsel for that purpose. Management has concluded that its potential exposure to loss associated with these pending claims cannot be practicably determined at this time. Arbitration dates have been set beginning in January 2009 for continued resolution of these pending claims. As a result, management cannot reasonably estimate the loss, if any, related to these pending claims at this time.

* * * * *

To the Board of Directors of
Stone & Youngberg LLC

In planning and performing our audit of the Statement of Financial Condition of Stone & Youngberg LLC (the Firm) as of September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
November 21, 2008

END